Holcim

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Third Quarter Interim Report 2002 Holcim Ltd



"Our efficiency enhancement programs ensure further progress at operating level."

Distinctly stronger third quarter

In terms of volume, Holcim posted increases across all sectors, while witnessing the most robust growth in the cement segment, the Group's core business. Operating results were also better. Worthy of particular mention are the significantly improved results generated by Holcim in the USA and Mexico. Consolidated operating profit for nine months was CHF 1,559 million (nine months 2001: 1,553). This development is especially significant given that the exchange rate of the US dollar (-6.5 percent) and a number of Latin American and Asian currencies continued to weaken against the Swiss franc. In local currencies, operating profit is therefore higher (+8.0 percent). At CHF 1,732 million (nine months 2001: 1,447), cash flow from operating activities remained strong. In line with expectations, Group net income after minority interests was lower, contracting to CHF 514 million (nine months 2001: 613). The negative trend was, however, broken in the third quarter.

European operations lift results against a harsh backdrop

A number of Western European economies slowed down significantly over the past few months. In this difficult environment, Holcim Group companies in Europe achieved generally solid financial results. Building activity was once again particularly buoyant in Spain. Holcim also recorded an increase in demand in Italy and in most markets in Central and Eastern Europe. Continued heavy backlogs in the residential and infrastructure sectors led to higher sales volumes at almost all Group companies. Consolidated cement deliveries and sales of aggregates exceeded the previous year's figures. By contrast, the ready-mix concrete segment suffered a decline. Thanks to a successful drive to improve production and distribution efficiency, Group region Europe increased operating profit by 6.5 percent to CHF 456 million (nine months 2001: 428).

Higher production volumes at Holcim (US) produce anticipated improvement in North America

In the USA, Holcim is increasingly benefiting from the new Portland plant commissioned mid-year. Despite weaker economic conditions, the US Group company had no difficulty selling the additional output, making up for some of the production losses suffered in the first half. Driven by strong demand, Canadian-based St. Lawrence Cement reported a renewed improvement in financial results. Owing to the production losses at Holcim (US) in the first half of the year, cement sales failed to match the previous year's result. On the other hand, the aggregates and ready-mix concrete segments saw sales volumes improve. Group region North America generated an operating profit of CHF 222 million (nine months 2001: 234) despite capacity bottlenecks at Holcim (US) up to mid-year and a weakening dollar.

Latin America defies tough conditions to remain strong

In Latin America, the economic climate remains difficult. Volumes in the Group region are nonetheless generally stable. Construction activity is steadily solid, as are sales levels at Group companies in Mexico, Central America and the Caribbean. Sound order books in Ecuador's construction industry helped La Cemento Nacional to increase deliveries in all segments. Similarly, order volumes remained healthy in Chile's construction sector. However, Brazil's private sector was somewhat reluctant to invest during the runup to the elections. Argentina's building recession appears to have bottomed out. Group region Latin America maintained cement and clinker sales as well as deliveries of aggregates and ready-mix concrete on a par with the previous year. Despite weaker growth and strong currency devaluation trends in Argentina, Venezuela and Brazil, financial results again reached an impressive level following operational improvements. Group region Latin America witnessed a currency-induced decline in operating profit to CHF 603 million (nine months 2001: 638).

Earnings in Africa and the Middle East remain stable

On the whole, developments in this region were positive. Sales of cement in Egypt, South Africa and Morocco, and also in La Réunion and Madagascar, were considerably higher than in the same period of the previous year. Thanks to recent restructuring, results at the Group's Lebanese subsidiary were satisfactory. Consolidated cement deliveries for the region were higher, and despatch of aggregates and ready-mix concrete also rose. Results in this region were positive, overall. Group companies in Lebanon, South Africa and Morocco reported substantially improved figures. Operating profit for Group region Africa Middle East grew by 19.6 percent to CHF 201 million (nine months 2001: 168).

Key Figures Group Holcim

January–September		2002	2001	±%
Annual cement production capacity	million t	139.5	121.2	+15.1
Sales of cement and clinker	million t	68.0	63.6	+6.9
Sales of aggregates	million t	67.9	64.8	+4.8
Sales of ready-mix concrete	million m^3	18.9	18.8	+0.5
Personnel	number	49,400	47,827	+3.3
Net sales	million CHF	9,928	10,301	−3.6
Operating profit	million CHF	1,559	1,553	+0.4
EBITDA	million CHF	2,719	2,747	−1.0
Cash flow from operating activities	million CHF	1,732	1,447	+19.7
Group net income before minority interests	million CHF	727	773	−6.0
Group net income after minority interests	million CHF	514	613	−16.2
Earnings per dividend-bearing bearer share	CHF	13.16	16.10	−18.3
Earnings per dividend-bearing registered share	CHF	2.63	3.22	−18.3
Earnings per bearer share pre goodwill amortization	CHF	18.65	21.33	−12.6

Sales in Group region Asia Pacific continue to rise

The economic environment in most of the markets in which Holcim operates continued to improve. Vietnam is still in the midst of a building boom and the company is pressing ahead with the construction of a new grinding station to expand production capacity. Cement consumption in the Philippines was stable, but prices came under pressure. However, the two Philippines Group companies were able to expand their cement sales. In Thailand, our Group company continued on its successful path, and Holcim Malaysia also managed to perform well in the local market. In Indonesia, PT Semen Cibinong generated an operating profit in the third quarter of 2002. Business was very satisfactory in Australia, where the domestic sales of Queensland Cement rose strongly. Group region Asia Pacific witnessed strong sales growth across all segments. Operating profit totaled CHF 120 million (nine months 2001: 119).

Holcim expects solid operating results

Thanks to our global network, which gives us a presence in practically every important market, we are able to balance out the effects of demand variations within individual regions or at Group level, respectively. In view of market weakness in several countries and the unfavorable exchange rate of the Swiss franc, the Board of Directors and the Executive Committee expect that, on the assumption of unchanged business conditions and excluding exceptional events, consolidated net sales for the year will fall slightly short of the result in the previous year. In view of improvements in operations, particularly in the third quarter, the prospects are good that we can almost reach previous year's operating profit. Owing to the exceptional charges, Group net income will be lower than in 2001. Thanks to restructuring already completed in several Group companies and ongoing improvements in efficiency along the whole value chain, our current assessment of the outlook for 2003 is positive. Accordingly, the Board of Directors and the Executive Committee are confident about the Group's prospects in 2003.

Dr. Willy Kissling
Chairman of the Board of Directors a.i.

Markus Akermann
CEO

Consolidated Statement of Income of Group Holcim

Million CHF	Notes	Jan–Sept 2002 Unaudited	Jan–Sept 2001 Unaudited	±%	July–Sept 2002 Unaudited	July–Sept 2001 Unaudited	±%
Net sales	4	**9,928**	**10,301**	**–3.6**	**3,487**	**3,719**	**–6.2**
Production cost of goods sold		(5,083)	(5,409)		(1,747)	(1,971)	
Gross profit		**4,845**	**4,892**	**–1.0**	**1,740**	**1,748**	**–0.5**
Distribution and selling expenses		(2,178)	(2,245)		(757)	(795)	
Administration expenses		(894)	(895)		(292)	(318)	
Other depreciation and amortization		(214)	(199)		(67)	(79)	
Operating profit	5	**1,559**	**1,553**	**+0.4**	**624**	**556**	**+12.2**
Additional ordinary income	6	19	148		37	46	
EBIT		**1,578**	**1,701**	**–7.2**	**661**	**602**	**+9.8**
Financial expenses	7	(436)	(538)		(189)	(194)	
Group net income before taxes		**1,142**	**1,163**	**–1.8**	**472**	**408**	**+15.7**
Income taxes		(415)	(390)		(172)	(146)	
Group net income before minority interests		**727**	**773**	**–6.0**	**300**	**262**	**+14.5**
Minority interests		(213)	(160)		(78)	(46)	
Group net income after minority interests		**514**	**613**	**–16.2**	**222**	**216**	**+2.8**
CHF							
Earnings per dividend-bearing bearer share		13.16	16.10	–18.3			
Fully diluted earnings per bearer share		13.08	15.82	–17.3			
Earnings per dividend-bearing registered share		2.63	3.22	–18.3			
Fully diluted earnings per registered share		2.62	3.16	–17.1			

Consolidated Balance Sheet of Group Holcim

Million CHF	30.09.2002 Unaudited	30.09.2001 Unaudited	31.12.2001 Audited
Cash and cash equivalents	2,985	1,833	2,137
Marketable securities	166	87	105
Accounts receivable	2,488	2,890	2,456
Inventories	1,271	1,386	1,416
Prepaid expenses and other current assets	281	311	253
Total current assets	**7,191**	**6,507**	**6,367**
Financial investments	2,269	2,835	3,312
Property, plant and equipment	14,202	13,423	14,235
Intangible and other assets	3,012	3,023	3,130
Total long-term assets	**19,483**	**19,281**	**20,677**
Total assets	**26,674**	**25,788**	**27,044**
Trade accounts payable	1,056	1,066	1,187
Current financing liabilities	2,577	2,606	2,729
Other current liabilities	1,464	1,477	1,342
Total short-term liabilities	**5,097**	**5,149**	**5,258**
Long-term financing liabilities	9,834	9,168	9,281
Deferred taxes	1,126	1,199	1,213
Long-term provisions	792	891	909
Total long-term liabilities	**11,752**	**11,258**	**11,403**
Total liabilities	**16,849**	**16,407**	**16,661**
Interests of minority shareholders	**2,717**	**1,909**	**2,741**
Authorized capital	402	402	402
Reserves	6,706	7,070	7,240
Total shareholders' equity	**7,108**	**7,472**	**7,642**
Total liabilities and shareholders' equity	**26,674**	**25,788**	**27,044**

Statement of Changes in Consolidated Equity of Group Holcim

January–September	2002	2001
Million CHF	Unaudited	Unaudited
Authorized capital as at January 1	402	377
Capital paid-in	0	25
Authorized capital (A)	**402**	**402**
Reserves		
Capital surplus as at January 1	2,570	1,945
Capital paid-in	0	625
Shareholders' equity – convertible bonds	60	0
Capital surplus (B1)	**2,630**	**2,570**
Retained earnings as at January 1	4,665	4,703
Change in treasury shares	(5)	(375)
Profit distribution	(195)	(188)
Group net income after minority interests	514	613
Effect of increase in participations	(9)	(10)
Loss on cash flow hedges	(3)	0
Loss on available-for-sale securities	(32)	0
Retained earnings (B2)	**4,935**	**4,743**
Currency translation adjustments as at January 1	5	75
Currency translation adjustments	(864)	(318)
Currency translation adjustments (B3)	**(859)**	**(243)**
Total reserves (B1+B2+B3)	**6,706**	**7,070**
Total shareholders' equity (A+B1+B2+B3)	**7,108**	**7,472**

Consolidated Cash Flow Statement of Group Holcim

January–September Million CHF	2002 Unaudited	2001 Unaudited	±%
Operating profit	**1,559**	**1,553**	**+0.4**
Depreciation and amortization of operating assets	1,057	1,012	
Other non-cash items	61	76	
Change in net working capital	(284)	(503)	
Cash generated from operations	**2,393**	**2,138**	**+11.9**
Additional ordinary income	74	87	
Interest paid	(411)	(479)	
Income taxes paid	(324)	(299)	
Cash flow from operating activities (A)	**1,732**	**1,447**	**+19.7**
Investments in property, plant and equipment net	(843)	(1,148)	
Financial investments net	(140)	(1,238)	
Cash flow from investing activities (B)	**(983)**	**(2,386)**	**+58.8**
Dividends paid	(330)	(314)	
Equity capital paid-in	60	650	
Movements of treasury shares net	(5)	(375)	
Decrease in current financing liabilities	(46)	(787)	
Proceeds from long-term financing liabilities	2,315	2,492	
Repayment of long-term financing liabilities	(1,570)	(1,049)	
(In)Decrease in marketable securities	(79)	649	
Cash flow from financing activities (C)	**345**	**1,266**	**−72.7**
Increase in cash and cash equivalents (A+B+C)	**1,094**	**327**	
Cash and cash equivalents as at January 1	**2,137**	**1,536**	
Increase in cash and cash equivalents	1,094	327	
Effects of exchange rate movements	(246)	(30)	
Cash and cash equivalents as at September 30	**2,985**	**1,833**	

1 Basis of Preparation

The unaudited consolidated third quarter interim financial statements (hereafter 'interim financial statements') are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements and the presentation are consistent with those used in the consolidated financial statements for the year ended December 31, 2001 (hereafter 'annual financial statements'). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

There were no significant changes in accounting policies or estimates or in any provisions or impairment charges from those disclosed in the annual financial statements.

2 Changes in the Scope of Consolidation and Other Significant Acquisitions

The following significant changes were made during the nine months to September 30, 2002:

PT Semen Cibinong Tbk. (Indonesia) was fully consolidated from January 1, 2002 onwards. It was accounted for as a financial investment at December 31, 2001 because control was not effectively transferred to the Holcim Group at that date.

3 Segment Information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–September	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Income statement														
Million CHF														
Net sales	3,402	3,475	2,109	2,341	2,500	2,834	853	926	1,264	972	(200)	(247)	9,928	10,301
Operating profit	456	428	222	234	603	638	201	168	120	119	(43)	(34)	1,559	1,553
Capacity and sales														
Million t														
Production capacity cement	40.0	37.3	21.3	19.5	32.6	30.9	13.1	12.4	32.5	21.1	0	0	139.5	121.2
Sales of cement and clinker	19.0	18.8	12.6	13.2	14.0	14.2	8.8	8.6	17.1	10.8	(3.5)	(2.0)	68.0	63.6
Sales of aggregates	35.5	35.1	11.8	10.4	9.5	9.6	7.0	6.6	4.1	3.1	0	0	67.9	64.8
Million m^3														
Sales of ready-mix concrete	8.8	9.2	1.9	1.8	5.5	5.5	1.2	1.2	1.5	1.1	0	0	18.9	18.8

4 Change in Consolidated Net Sales

January–September Million CHF	2002	
Volume and price	(12)	
Change in structure	319	
Currency translation adjustments	(680)	
Total	**(373)**	

As quarterly reporting was introduced from January 1, 2002 onwards no comparative information is available for the prior year figures.

5 Change in Consolidated Operating Profit

January–September Million CHF	2002	
Volume, price and cost	132	
Change in structure	(8)	
Currency translation adjustments	(118)	
Total	**6**	

As quarterly reporting was introduced from January 1, 2002 onwards no comparative information is available for the prior year figures.

6 Additional Ordinary Income

January–September Million CHF	2002	2001
Dividends earned	41	67
Financial income	14	53
Other ordinary income	48	62
Depreciation and amortization of non-operating assets	(84)	(34)
Total	**19**	**148**

The reduction in financial income is due to losses on the sale of Cimpor shares, to foreign exchange movements and to the lower interest rate level. The position "Depreciation and amortization of non-operating assets" includes depreciation and amortization of non-operating assets in Argentina.

7 Financial Expenses

January–September Million CHF	2002	2001
Financial expenses	(517)	(576)
Interest earned on cash and cash equivalents	47	49
Foreign exchange gain (loss) net	15	(40)
Financial expenses capitalized	19	29
Total	**(436)**	**(538)**

The reduction in financial expenses is due to lower foreign exchange rates and the generally lower interest rate level. Foreign exchange gain net derived mainly from Latin American currencies.

8 Contingent Liabilities

In the ordinary course of business, the Group is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental and health and safety matters. No significant changes in the Group's contingent liabilities have occurred since the last annual financial statements.

9 Post-Balance Sheet Events

There were no significant post-balance sheet events.

10 Principal Exchange Rates

	Income statement			Balance sheet		
	Average exchange rates in CHF Jan–Sept			Closing exchange rates in CHF		
	2002	2001	±%	30.09.2002	30.09.2001	31.12.2001
1 EUR	1.47	1.52	−3.3	1.46	1.48	1.48
1 USD	1.59	1.70	−6.5	1.49	1.61	1.68
1 CAD	1.01	1.11	−9.0	0.94	1.02	1.05
1 ZAR	0.15	0.21	−28.6	0.14	0.18	0.14
1 AUD	0.86	0.88	−2.3	0.81	0.80	0.86
1 NZD	0.72	0.71	+1.4	0.70	0.65	0.70

Holcim securities

The shares are listed on SWX Swiss Exchange. The bearer share has security code No. 1221406 and qualifies for Swiss market index SMI and is traded on virt-x. The registered share has security number 1221405 and is traded on SWX. The bearer share is also traded on the Frankfurt Stock Exchange and in the form of ADRs in the US. Telekurs lists the bearer share under the code HOL and the registered share under HOLN. The corresponding codes under Bloomberg are HOL VX and HOLN SW, while Reuters uses the abbreviations HOLZ.S and HOLZn.S. Every share, regardless of whether bearer or registered, carries one voting right. The market capitalization of Holcim Ltd amounted to CHF 9.2 billion at September 30, 2002.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the future Group's business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macro-economic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial Reporting Calendar	
2002 annual results conference for press and analysts	March 19, 2003
First quarter 2003 results	May 13, 2003
General Meeting of Shareholders	June 04, 2003
Dividend payment	June 10, 2003
First half 2003 results	August 28, 2003
Third quarter 2003 results	November 12, 2003

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 87 19
investor.relations@holcim.com

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 86 00
Fax +41 58 858 86 09
www.holcim.com